EXHIBIT 99.2

The securities offered by the present simplified prospectus are offered only in Quebec; they may be lawfully offered for sale only by persons registered with the Commission des valeurs mobilieres du Quebec. These securities are not being offered for sale by the present simplified prospectus in any province of Canada other than Quebec and may not be sold pursuant to the present simplified prospectus to persons in any province of Canada other than Quebec. If any of the securities offered by the present simplified prospectus are sold to persons in a province other than Quebec, such sale will be made pursuant to exemptions from the prospectus requirements of the securities legislation of that province. No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America. However, such securities may be reoffered and resold to certain qualified financial institutions in the United States of America in accordance with Rule 144A under the United States Securities Act of 1933. See "Plan of Distribution". This simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained at no cost from Mr. Gilles Lemieux, Secretary, Haemacure Corporation, 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6, Telephone (514) 282-3350.

                              SIMPLIFIED PROSPECTUS

New Issue                                                          June 20, 2001
---------
                              HAEMACURE CORPORATION
                                   $5,000,000
                             4,166,667 Common Shares

The Common Shares of Haemacure Corporation (the "Corporation") are listed on the Toronto Stock Exchange under the symbol "HAE". On June 20, 2001, the closing price of the Common Shares on the Toronto Stock Exchange was $1.30. The offering price of the Common Shares has been determined by negotiation between the Corporation and Dlouhy Merchant Group Inc. (the "Underwriter"). The Toronto Stock Exchange has conditionally approved the listing of the Common Shares distributed under this prospectus. Listing is subject to the Corporation fulfilling all of the requirements of the Exchange on or before September 14, 2001. Due to the nature of the Corporation's business, there are certain risk factors associated with an investment in the Common Shares which potential investors should carefully consider. See "Risk Factors".

The Common Shares offered hereby will be eligible for investment under certain statutes as set out under "Eligibility for Investment" and may be included as part of a stock savings plan under the Taxation Act (Quebec), provided certain conditions set forth therein are met. See "Quebec Stock Savings Plan".

                         -------------------------------
                          Price: $1.20 per Common Share

                                                                                   Net proceeds to
                                         Price to the public   Underwriter's fee   Corporation(1)
                                         -------------------   -----------------   ---------------
Per Common Share.......................    $          1.20      $      0.084         $      1.116
Total(2)(3)(4).........................    $     5,000,000      $    350,000         $  4,650,000
--------------------
(1)  Before deducting expenses of the offering estimated at $160,000, which will be paid by the
     Corporation.
(2)  The Corporation has granted the Underwriter an option (the "Underwriter's Option") to acquire up to an aggregate of 625,000 additional Common Shares at the offering price set forth in the above table, exercisable until 24 hours prior to the date of closing of this offering. The
     625,000 additional Common Shares subject to the Underwriter's Option represent 15% of the number of Common Shares offered hereby. If the Underwriter's Option is exercised in full, the total price to the public will be $5,750,000, the Underwriter's fee will be $402,500, and the net proceeds to the Corporation will be $5,347,500, prior to deducting expenses of the offering. This prospectus also qualifies the distribution of the Common Shares sold upon the exercise of the Underwriter's Option. See "Plan of Distribution".
(3)  The Underwriter has been granted an option (the "Over-Allotment Option") to acquire up to
     625,000 additional Common Shares, to be issued by the Corporation at the offering price for a period of 60 days from the date of closing, to cover over-allotments, if any, and for market stabilization. The 625,000 additional Common Shares subject to the Over-Allotment Option represent 15% of the number of Common Shares offered hereby. If the Underwriter exercises the
     Over-Allotment Option in full, the total price to the public will be $5,750,000, the
     Underwriter's fee will be $402,500 and the net proceeds to the Corporation will be $5,347,500, prior to deducting expenses of the offering and without taking into account the exercise of the
     Underwriter's Option. This prospectus qualifies the distribution of the Over-Allotment Option to the Underwriter and the Common Shares issuable upon the exercise of the Over-Allotment
     Option. See "Plan of Distribution".
(4)  As additional compensation for its services in selling the Common Shares pursuant to this offering and providing long-term research and after-market trading support, the Corporation has granted the Underwriter an option (the "Support Option") to purchase, at a price of $1.30 per share, up to 541,667 additional Common Shares (the "Support Shares"), representing 10% of the number of Common Shares issued hereunder (including shares, if any, issued upon the exercise of the Underwriter's Option and Over-Allotment Option). The Support Option may be exercised during a period of two years following the closing of the Offering. This prospectus also qualifies the distribution of the Support Option. See "Plan of Distribution".

The Underwriter, as principal, conditionally offers the Common Shares, if, as and when issued and delivered by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to prior sale and the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie and on behalf of the Underwriter by Fraser Milner Casgrain LLP, Montreal.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive share certificates representing the Common Shares will be available for delivery at closing, which will occur on or about June 27, 2001 but in any event no later than July 11, 2001.

                                TABLE OF CONTENTS
Documents Incorporated by Reference................2   Stock Option Plan..................................5
Forward Looking Statements.........................2   Plan of Distribution...............................6
The Corporation....................................3   Eligibility for Investment.........................7
Business of Haemacure..............................3   Quebec Stock Savings Plan..........................8
Principal Financial Information....................3   Risk Factors.......................................8
Use of Proceeds....................................4   Legal Matters.....................................10
Price Range and Trading Volume.....................4   Auditors, Transfer Agent and Registrar............11
Description of Share Capital.......................4   Statutory Rights of Withdrawal and Rescission.....11
Changes in Consolidated Share and Loan Capital         Certificates......................................12
     Structure.....................................5

                       DOCUMENTS INCORPORATED BY REFERENCE

     The disclosure documents listed hereinafter and filed by the Corporation with the Commission des valeurs mobilieres du Quebec are an integral part of this simplified prospectus:

(a) the audited comparative consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal year ended October 31, 2000, contained in the Corporation's 2000 annual report;

(b) the 2000 Annual Information Form dated as of April 12, 2001 for the fiscal year ended October 31, 2000, including Management's Discussion and Analysis of Financial Results incorporated therein by reference;

(c) the interim consolidated financial statements for the three months ended January 31, 2001;

(d) the interim consolidated financial statements for the six months ended April 30, 2001;

(e) the Management Proxy Circular dated March 15, 2001 prepared in connection with the annual and special meeting of the shareholders of the Corporation held on April 26, 2001, with the exception of the sections entitled "Report on Executive Compensation", "Performance Graph" and "Corporate Governance Practices"; and

(f) the press release dated February 20, 2001 with respect to the marketing and sales agreement with Pharmacia Corporation.

The disclosure documents, prescribed by Chapter II of Title III of the Securities Act (Quebec), filed by the Corporation with the Commission des valeurs mobilieres du Quebec between the date of this simplified prospectus and the date of the end of the distribution, also form an integral part of this simplified prospectus.

                           FORWARD LOOKING STATEMENTS

This simplified prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this simplified prospectus and the documents incorporated herein by reference are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this simplified prospectus, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

                                 THE CORPORATION

The Corporation was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act under the name 2743281 Canada Inc. On December 12, 1991, the Articles of the Corporation were amended to change the corporate name to H.A.C. Health Assurance (1991) Corporation. The Articles were amended on March 20, 1992, April 3, 1992 and January 29, 1993, in each case modifying the Corporation's share capital. On May 20, 1993, the Articles were amended to change the corporate name to Haemacure Corporation. The Articles were once again amended on November 18, 1993 and July 7, 1995, in each case modifying the Corporation's share capital. On June 11, 1996, prior to the closing of the Corporation's initial public offering, the Corporation amalgamated with Haemacure Biotech Inc. and Acquisitions Haemacure Inc., each of which was, directly or indirectly, wholly-owned by the Corporation. At the same time, certain changes were made to the Corporation's share capital, including the consolidation of the Common Shares.

The registered office of the Corporation is located at 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6.

Subsidiary

The sole subsidiary of the Corporation is Haemacure Corporation ("Haemacure U.S."), incorporated under the laws of the State of Delaware on August 6, 1996. Haemacure U.S. is wholly-owned by the Corporation. For the purposes of this simplified prospectus, unless the context indicates otherwise, "Haemacure" refers to the Corporation together with its subsidiary Haemacure U.S.

Hemaseel, Hemaseel APR and Hemaseel HMN are either registered trademarks or trademarks of the Corporation in Canada and other countries.

Unless otherwise indicated, all dollar amounts in this simplified prospectus are in Canadian dollars.

                              BUSINESS OF HAEMACURE

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised primarily of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing. Fibrin sealants have been used in Europe and Japan for more than a decade and were approved in 1998 for sale in the United States. Based on independent market studies, Haemacure estimates that the United States market for fibrin sealants could grow to as much as US $666 million by 2003.

Haemacure has offices in Montreal, Quebec and Sarasota, Florida and laboratories in Kirkland, Quebec. Haemacure has 46 employees.

                         PRINCIPAL FINANCIAL INFORMATION

The following tables present financial information derived from the Corporation's audited consolidated financial statements and its unaudited interim consolidated financial statements as at the dates and for the periods indicated which are incorporated by reference in this simplified prospectus and should be read in conjunction therewith.

Figures for the Last Five Completed Financial Years

                                        2000               1999               1998               1997              1996
                                    --------------    ---------------    ---------------     -------------    ---------------
Revenues......................   $     13,382,121  $       5,766,003  $       1,062,912   $     1,040,623  $         652,022

Net loss......................       (12,322,770)       (16,915,759)       (13,655,702)       (8,690,128)        (4,493,621)

Net loss per share............             (0.66)             (1.26)             (1.24)            (0.79)             (0.58)

Dividends per share...........                  -                  -                  -                 -                  -

Total assets..................         31,850,131         26,525,068         29,968,004        22,813,871         31,665,415

Long-term debt................            950,913            918,005            921,818           935,317          1,034,411


Figures for the Past Eight Quarters (Unaudited)
                April 30,      Jan. 31,       Oct. 31,      July 31,      April 30,      Jan. 31,       Oct. 31,       July 31,
                   2001          2001           2000          2000           2000         2000           1999           1999
                ----------    -----------     ----------    ----------    ----------    -----------    -----------     ----------
Revenues...   $  4,670,377   $  4,118,838   $  3,996,067  $  3,441,848  $  3,223,172   $  2,721,034   $  2,144,012   $  1,507,919

Net loss...     (2,358,135)    (2,735,429)    (4,409,026)   (2,993,188)   (2,743,288)    (2,177,268)    (5,033,824)    (4,270,155)

Net loss
per share..          (0.10)         (0.11)         (0.19)        (0.16)        (0.17)         (0.14)         (0.30)         (0.33)

                                 USE OF PROCEEDS

The estimated net proceeds to the Corporation from this offering will be $4.5 million, after deducting the Underwriter's fee and the expenses of the offering. Of this amount, the Corporation intends to use approximately: (i) $3.9 million for a payment to Baxter International, Inc. under the license agreement in respect of Hemaseel APR; and (ii) the balance of $600,000 for the completion of clinical trials with respect to Hemaseel APR. Until used for the foregoing purposes, the net proceeds will be invested by the Corporation in short-term interest bearing securities.

In the event that the Underwriter's Option is exercised in full, the additional net proceeds to the Corporation will be $697,500, after deducting the Underwriter's fee. The Corporation intends to use this amount for the completion of clinical trials with respect to Hemaseel APR, in addition to the amount set out above.

                         PRICE RANGE AND TRADING VOLUME

The Common Shares of the Corporation are listed on the Toronto Stock Exchange under the symbol "HAE" and, until December 3, 1999, were listed on the Montreal Exchange. The following table sets out the high and low sale prices and the volume of trading for the Common Shares on both Exchanges for the periods indicated:

                                                     Price Range
                                                    -------------------------------
Year     Period                                      High              Low                Volume
----     ------                                     --------------    -------------      -------------
1999     Second Quarter............................. $      4.40      $      2.75            342,669
         Third Quarter..............................        4.70             2.90            375,360
         Fourth Quarter.............................        3.40             1.80            574,096

2000     First Quarter..............................        6.00             1.93          3,541,445
         Second Quarter.............................        4.11             2.06          1,000,136
         Third Quarter..............................        2.89             1.75          3,403,755
         Fourth Quarter.............................        2.37             0.95          1,836,390

2001     January....................................        2.60             1.31            619,482
         February...................................        2.45             1.75          1,381,585
         March......................................        2.00             1.50            406,989
         April......................................        1.75             1.24            224,570
         May........................................        1.54             1.29            185,640
         June (to June 20)..........................        1.45             1.22            167,585

On June 20, 2001, the closing price of the Common Shares on the Toronto Stock Exchange was $1.30.

                          DESCRIPTION OF SHARE CAPITAL

The Corporation's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares without nominal or par value. The following is a summary of the material provisions which attach to such classes of shares and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

Holders of the Corporation's Common Shares are entitled to receive notice of and to vote at all meetings of shareholders, to receive any dividend declared by the Corporation on the Common Shares, and to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up, subject to the rights attaching to any other class of shares. As of May 31, 2001, there were 24,232,950 Common Shares issued and outstanding.

Preferred Shares

The preferred shares are issuable in series, with such rights and conditions as may be determined by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares rank ahead of the Common Shares with respect to the payment of dividends and the distribution of the Corporation's assets in the event of its dissolution, liquidation or winding-up. There are no preferred shares issued and outstanding.

            CHANGES IN CONSOLIDATED SHARE AND LOAN CAPITAL STRUCTURE

There have been no material changes in the consolidated share or loan capital structure of the Corporation since October 31, 2000, other than the following:
(a) in January 2001, the Corporation and Haemacure U.S. entered into an agreement with Heller Healthcare Finance Inc. of Maryland pursuant to which Haemacure obtained a line of credit in the amount of US $4 million. The line of credit is secured by Haemacure's inventory and accounts receivable. The amount available for borrowing is dependent on the balance of Haemacure's eligible accounts receivable; and (b) at the annual and special meeting of shareholders of the Corporation held on April 26, 2001, the shareholders approved the adoption of a Shareholder Protection Rights Plan, as described in the Management Proxy Circular incorporated by reference in this simplified prospectus.

                                STOCK OPTION PLAN

In March 1996, the Board of Directors of the Corporation established the 1996 Stock Option Plan which provides for the granting of options to acquire Common Shares to employees, officers and directors of, and service providers to, the Corporation. A total of 1,098,297 Common Shares were initially reserved for issuance under the 1996 Stock Option Plan. At the annual and special meeting of the shareholders of the Corporation held on April 26, 2001, the shareholders approved a resolution increasing the maximum number of Common Shares which may be issued under the 1996 Stock Option Plan to 2,423,295. The increase in the number of Common Shares which may be issued under the 1996 Stock Option Plan is subject to regulatory approval.

The exercise price of an option granted under the 1996 Stock Option Plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the Common Shares on the Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 Stock Option Plan may not exceed ten years from the date of grant.

Options granted under the 1996 Stock Option Plan are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee. Under the 1996 Stock Option Plan, the aggregate number of Common Shares reserved for issuance to any one person may not exceed 5% of the total number of Common Shares of the Corporation issued and outstanding.

Mr. Marc Paquin, the President and Chief Executive Officer of the Corporation, holds an option in respect of 150,000 Common Shares at an exercise price of $7.00 per share. The option was granted to Mr. Paquin in April 1996 and is not subject to the 1996 Stock Option Plan.

The following table sets out information with respect to options outstanding as at May 31, 2001:

                                                           Number of Common                               Expiry Dates of
Optionee                                                  Shares Under Option      Exercise Prices            Options
------------------------------------------------------    --------------------     ----------------    -----------------------
Executive officers (7 persons)..................                1,008,608          $1.35 to $7.00        September 2001 to
                                                                                                           December 2010
Directors (including former directors, but
excluding executive officers)(4 persons)........                  126,000          $1.35 to $5.60          August 2002 to
                                                                                                           December 2010

Employees (27 persons)..........................                  178,334          $1.35 to $6.30           June 2001 to
                                                                                                             April 2011

Consultants (1 person)..........................                  180,614          $5.10 to $5.60        September 2001 to
                                                                                                           November 2001

                              PLAN OF DISTRIBUTION

Pursuant to an agreement dated June 20, 2001 (the "Underwriting Agreement") between the Corporation and the Underwriter, the Corporation has agreed to issue and sell 4,166,667 Common Shares and the Underwriter has agreed to purchase, as principal, all of such Common Shares subject to the terms and conditions contained therein, on June 27, 2001 or on such other date as the parties may agree to but not later than July 11, 2001, at a price of $1.20 per Common Share payable in cash to the Corporation against delivery of such Common Shares. The Underwriting Agreement provides that the Underwriter will be paid a fee of $0.084 per share sold to the public by the Corporation in consideration of services performed in connection with this offering.

The Corporation has granted the Underwriter an option (the "Underwriter's Option") to acquire up to an aggregate of 625,000 additional Common Shares at the offering price of $1.20 per Common Share, exercisable until 24 hours prior to the date of closing of this offering. The 625,000 additional Common Shares subject to the Underwriter's Option represent 15% of the number of Common Shares offered hereby. If the Underwriter's Option is exercised in full, the gross proceeds of the offering will be $5,750,000, the Underwriter's fee will be $402,500, and the net proceeds to the Corporation will be $5,347,500, prior to deducting expenses of the offering. This prospectus also qualifies the distribution of the Common Shares sold upon the exercise of the Underwriter's Option.

In order to cover any over-allotments and for market stabilization, the Corporation has granted the Underwriter an option (the "Over-Allotment Option") to purchase up to 625,000 Common Shares, representing 15% of the Common Shares offered hereby, during the period expiring 60 days from the date of closing of the offering. To the extent that the Over-Allotment Option is exercised, the additional Common Shares will be purchased by the Underwriter at the public offering price. The Corporation will pay to the Underwriter a fee of $0.084 per Common Share with respect to shares issued under the Over-Allotment Option. This prospectus qualifies the distribution of the Over-Allotment Option to the Underwriter and the Common Shares issuable upon the exercise thereof.

As additional compensation for its services in selling the Common Shares pursuant to this offering and providing long-term research and after-market trading support, the Corporation has granted the Underwriter an option (the "Support Option") to purchase, at a price of $1.30 per share, up to 541,667 additional Common Shares (the "Support Shares"), representing 10% of the total number of Common Shares issued hereunder (including shares, if any, issued upon the exercise of the Underwriter's Option and Over-Allotment Option). The Support Option may be exercised during a period of two years following the closing of the offering. The Support Option may at the option of the Underwriter be exercised without cash payment to the Corporation, in which case the number of Support Shares to be issued will be reduced, having regard to the exercise price of the Support Option and the market price of the Common Shares at the time of exercise of the Support Option. In the event that the weighted average closing price of the Common Shares exceeds $2.15 for any period of 20 consecutive trading days following the closing of this offering, the Corporation may, at its sole discretion, require that: (i) the Underwriter exercise the Support Option; and (ii) when the Support Option is exercised, the exercise price be satisfied by cash payment or without cash payment, as described above. This prospectus also qualifies the distribution of the Support Option.

The obligations of the Underwriter under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriter is obliged to take up and pay for all of the Common Shares that it has undertaken to purchase if any of such Common Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Corporation has agreed to indemnify the Underwriter and its agents, shareholders, directors, officers and employees against certain liabilities.

The Corporation has agreed that it will not, during the period commencing on the date the Underwriting Agreement is executed and ending on that date which is 180 days following the closing of the offering, except with the prior written consent of the Underwriter, acting reasonably, directly or indirectly issue, offer, sell, contract to sell or grant any option to purchase any Common Shares or any securities convertible into or exchangeable for any Common Shares, except for Common Shares issued or options granted pursuant to the 1996 Stock Option Plan of the Corporation and in certain other circumstances set out in the Underwriting Agreement.

The Common Shares are not being offered for sale pursuant to this simplified prospectus in any province of Canada other than Quebec and may not be distributed pursuant to this simplified prospectus to persons in any province of Canada other than Quebec. If any of the Common Shares are sold to persons in a province other than Quebec, such sale will be made pursuant to exemptions from the prospectus requirements of the securities legislation of that province. In the event of such a sale, there will be restrictions on the resale or "first trade" of the Common Shares for a period of time prescribed by the securities legislation of the province in which the Common Shares are so distributed.

Pursuant to a policy statement of the Commission des valeurs mobilieres du Quebec, the Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares have not been and will not be registered under any United States federal or state securities law and, subject to certain exceptions, may not be offered or sold in the United States. However, the Common Shares may be reoffered and resold in the United States pursuant to Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "1933 Act") only to persons who are "qualified institutional buyers" within the meaning of such Rule. Accordingly, any Common Shares acquired by a qualified institutional buyer in the United States will be considered "restricted securities" within the meaning of Rule 144A and may not be resold by the purchaser without registration under the United States federal and state securities law or the availability of exemptions from such registration. In addition, until 40 days after the commencement of the offering, an offer or sale of the Common Shares within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than pursuant to Rule 144A.

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Heenan Blaikie, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriter, at the date of closing, the Common Shares offered by this prospectus will not be precluded as investments, without resort to the so-called "basket" provisions, in each case subject to prudent investment standards and general investment provisions and restrictions and, in certain cases, the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals, under or by the following statutes and, where applicable, the relevant regulations:

Trust and Loan Companies Act (Canada);                 An Act respecting insurance (Quebec);
Insurance Companies Act (Canada);                      Supplemental Pension Plans Act (Quebec); and
Pension Benefits Standards Act, 1985 (Canada);         An Act respecting trust companies and savings companies
                                                       (Quebec)

In the opinion of such counsel, the Common Shares, on the date of their issuance, will also be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act (Canada). In the opinion of such counsel, based upon information provided by the Corporation, the Common Shares will not constitute "foreign property" within the meaning of Part XI of the Income Tax Act (Canada) at the time of closing of this offering.

                            QUEBEC STOCK SAVINGS PLAN

The Corporation confirms that the Common Shares offered hereunder will constitute shares which may be included as part of a stock savings plan under the Taxation Act (Quebec) and that the Common Shares will entitle an individual, other than a trust, who is resident in Quebec on December 31, 2001, to deduct, in computing his taxable income for Quebec income tax purposes in his 2001 taxation year, 100% of the cost of such shares purchased in 2001 and included in such a stock savings plan no later than January 31, 2002, provided certain conditions set forth in the Taxation Act (Quebec) are met. In this regard, the individual must conclude an arrangement with a dealer within the meaning of the Taxation Act (Quebec) and indicate to it his intention to include the shares in a stock savings plan of which he is the beneficiary. For the purposes of the Quebec Stock Savings Plan, the cost of a share does not include the cost of borrowing, brokerage, custody or other similar expenses. The annual deductions pertaining to the subscription for shares included as part of a stock saving plan by an individual are restricted by the annual limit of 10% of the total income of the individual for Quebec income tax purposes. The amount of such deductions will be included in computing an individual's "adjusted taxable income" for Quebec minimum tax purposes.

In certain cases, an individual who includes a Common Share in a stock savings plan and who withdraws such share from the said plan before the end of the second taxation year following the year of acquisition of the share, for example, by selling it, may have to include, under certain circumstances, an amount not exceeding the adjusted cost of such share in computing his income for Quebec income tax purposes for the year of such withdrawal.

The foregoing is a summary only of the main features of the Quebec Stock Savings Plan. All purchasers are advised to consult their own tax advisors concerning Quebec Stock Savings Plans, including the maximum deductions permitted thereunder.

                                  RISK FACTORS

The purchase of the Common Shares offered hereby involves a number of significant risks which prospective purchasers should consider. In addition to those risk factors disclosed in the documents incorporated by reference in this simplified prospectus, prospective purchasers should consider the following:

Absence of Profitability. Haemacure commenced operations in 1991. To date, Haemacure has not realized a profit and there can be no assurance that it will either achieve or maintain profitability in the future. Investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

Regulatory Matters. The manufacture and sale of blood products in the United States and Canada are governed by a variety of statutes and regulations in both countries. These laws require approval of manufacturing facilities, controlled research and testing of products, government review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval, which is based on establishing the safety and efficacy of the product for each use sought. The process of obtaining required approvals can be costly and time-consuming and there can be no assurance that Haemacure's products or any future products will be successfully developed, prove to be safe and effective in clinical trials or receive applicable regulatory approvals. Markets other than the United States and Canada have similar restrictions. The failure by Haemacure to obtain regulatory approvals for its products or for the facilities where its products will be manufactured could have a material adverse effect on its business and results of operations. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by Haemacure in view of the extensive regulatory environment in which it operates. In particular, bovine components such as aprotinin and thrombin may be subject to review by the regulatory authorities.

License Agreement. Haemacure acquired rights to Hemaseel APR under license and manufacturing agreements with Immuno International AG ("Immuno"), as required by a consent order of the United States Federal Trade Commission ("FTC") in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license in certain situations, including if Haemacure fails to obtain approval from the United States Food and Drug Administration (the "FDA") before July 28, 2001 to manufacture Hemaseel APR itself, provided that the FTC may extend the license. It is highly unlikely that Haemacure will obtain such FDA approval prior to July 28, 2001. Haemacure believes that the FTC will extend the foregoing deadline. However, there can be no assurance that it will do so or that it will not terminate the license at a later date. The termination of the license by the FTC would have a material adverse effect on Haemacure's business and results of operations.

Dependence on Single Supplier. Haemacure currently purchases all of its Hemaseel APR from Immuno (a subsidiary of Baxter International, Inc.) pursuant to a manufacturing agreement entered into in April 1997. Consequently, Haemacure is materially dependent on Immuno. Haemacure has entered into a manufacturing agreement with Bio Products Laboratory ("BPL"), an agency of the British National Blood Authority, providing for the manufacture of fibrin sealant by BPL. However, the BPL manufacturing facility is still under construction, and Haemacure does not believe that BPL will be able to supply the product from such facility prior to 2003. If, prior to such time there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on Haemacure's business and results of operations. Additionally, the future business of Haemacure will be materially dependent upon its relationship with BPL, and the loss of this relationship would likely have a material adverse impact on Haemacure's business.

Reliance on External Financing. Haemacure will require additional financing to fund its expected growth. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

Market for Products. Although Haemacure believes that a significant market exists for its products, there can be no guarantee as to the existence or size of such market. Haemacure also believes that the market for its products will continue to expand. These assumptions may prove to be incorrect for a variety of reasons, including the failure to obtain regulatory approval with respect to certain of its products or for various applications, competition from other products and the degree of commercial viability of Haemacure's products. At present, virtually all of Haemacure's revenues are derived from the sale of Hemaseel APR. The failure by Haemacure to increase the level of sales of Hemaseel APR could have a material adverse effect on its business and results of operations.

Uncertainties Related to Commercialization and Development. Except for Hemaseel APR, Haemacure's first fibrin sealant, and Haemacure's delivery devices, all of Haemacure's products are in research or preclinical or clinical development, including the frozen formulation of Hemaseel APR and Hemaseel HMN. Haemacure has not received marketing approval for any of these other products from the FDA or any other foreign regulatory body. The development and commercialization of new products are highly uncertain, as is the timing associated with these activities. Among other things, potential products that may appear to Haemacure to be promising may not reach the market for a number of reasons, including the possibility that the potential products will be found to be ineffective or to cause harmful side effects during preclinical testing or clinical trials; fail to receive necessary regulatory approvals; be difficult to manufacture on a commercial scale; be uneconomical; fail to achieve market acceptance; or be precluded from commercialization by the proprietary rights of third parties. No assurance can be made that any of Haemacure's development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned.

Competition. Many of Haemacure's current and potential competitors have greater financial, marketing, technical and other resources than Haemacure. There can be no assurance that Haemacure will be able to compete successfully with its existing competitors or new competition.

Sales and Marketing. Haemacure commenced selling its fibrin sealant products in June 1998. In order to market its products directly, Haemacure has been required to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that Haemacure's sales or marketing efforts will be successful. To the extent that Haemacure relies on third parties to market and distribute its products, the commercial success of such products may be outside of Haemacure's control.

Management of Growth. Haemacure expects that if its efforts are successful it will experience a period of rapid growth which could place a significant strain on its resources. If Haemacure's management is unable to manage growth effectively, operations could be adversely affected.

Product Liability and Insurance. The development, manufacture and sale of Haemacure's products may expose it to product liability claims. Although to date no claim has been asserted against Haemacure, there can be no assurance that Haemacure will not experience losses due to product liability claims in the future. Although Haemacure currently has general liability insurance and product liability insurance, there can be no assurance that such coverage will be available to it in the future on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within Haemacure's business are or will be covered under its policies. Haemacure may require additional product liability coverage if it significantly expands commercialization of its products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against Haemacure, regardless of their merit or eventual outcome, could have a material adverse effect on its business, financial condition and results of operations.

Key Personnel. The future success of Haemacure is based in large part on the quality of its key personnel and, in particular, its executive officers. There can be no assurance that Haemacure will be able to retain its current personnel or to attract new personnel of equal quality. Certain of the senior officers have entered into employment agreements with Haemacure.

Volatility of Share Price. Market prices for securities of biotechnology companies such as the Corporation are generally volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by Haemacure or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of biotechnology, future sales of securities by the Corporation or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares.

Patent Protection. While Haemacure has filed patent applications covering its technology in a number of countries and has been successful in obtaining a certain number of patents, there can be no assurance that all of the applications will lead to grants of patents. Moreover, the complexity of patent laws in various jurisdictions and the significant cost of patent conflicts and patent litigation mean that there can be no assurance that the patents will provide Haemacure with a strong and enforceable proprietary position with respect to the technology it utilizes. Although Haemacure believes that its products and technology do not infringe proprietary rights or patents held by others, there can be no assurance that third parties will not assert infringement claims in the future. In addition, others may have filed patent applications and may have been granted patents or otherwise obtained proprietary rights to technologies potentially useful to Haemacure. The extent to which Haemacure may be required to seek licences under patents or other proprietary rights of third parties, and the cost and availability of such licences or rights, is currently unknown. The extent to which Haemacure may be required to modify its research and development projects or products by reason of the claimed rights of others is also unknown. Haemacure's products and technologies could be subject to claims of infringement of patented or proprietary technology of others. Haemacure may not be able to afford the expense of enforcing its proprietary rights, acquiring further rights or defending itself against infringement charges by others.

In May 2000, the Corporation was advised that an opposition had been filed in the European Patent Office by a third party with respect to the Corporation's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. Haemacure has filed an answer to the opposition and is of the view that the opposition, even if successful, would not have a material adverse effect to Haemacure's operations.

Rapid Technological Change. Haemacure operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render Haemacure's products or technologies non-competitive or that Haemacure will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by Haemacure.

Currency Fluctuations. Haemacure incurs certain expenses, principally relating to salaries and operating expenses, at its Montreal office, in Canadian dollars. All other expenses are incurred in US dollars. All of Haemacure's sales revenues in fiscal 2000 were in US dollars. As a result, Haemacure is exposed to the risk of losses due to fluctuations in the exchange rates between the United States dollar and the Canadian dollar. Haemacure does not currently engage in hedging activities. Haemacure cannot say with any assurance that it will not suffer losses as a result of unfavourable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

                                  LEGAL MATTERS

Certain legal matters in respect of the Common Shares offered hereby, including the matters referred to under "Eligibility for Investment", will be passed upon on behalf of the Corporation by Heenan Blaikie and on behalf of the Underwriter by Fraser Milner Casgrain LLP, Montreal.

As at May 31, 2001, partners and associates of Heenan Blaikie, counsel for the Corporation, and partners and associates of Fraser Milner Casgrain LLP, counsel for the Underwriter, owned, directly or indirectly, less than one percent of the outstanding Common Shares of the Corporation. Neil Wiener, a director of the Corporation, is a partner of Heenan Blaikie, counsel to the Corporation.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1 Place Ville-Marie, Suite 2400, Montreal, Quebec H3B 3M9.

The transfer agent and registrar for the Common Shares of the Corporation is Trust General du Canada at its principal offices in Montreal and Toronto.

                  STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The Securities Act (Quebec) provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt of this prospectus and any amendment thereto, as well as remedies for rescission, price revision or damages, where the prospectus contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities Act (Quebec). The purchaser should refer to the applicable provisions of the Securities Act (Quebec) for the particulars of these rights or consult with a legal advisor.

                         CERTIFICATE OF THE CORPORATION


June 20, 2001

This simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Marc Paquin                             (signed) James L. Roberts
         President and Chief Executive Officer            Vice-President, Finance and Administration
                                                          and Chief Financial Officer


                       On behalf of the Board of Directors


(signed)  Paul Baehr                             (signed) Wayne G. Johnson
          Director                                        Director


                         CERTIFICATE OF THE UNDERWRITER


June 20, 2001

To our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                           DLOUHY MERCHANT GROUP INC.



                          per: (signed) William Murray